

October 31, 2012

Via E-mail
Dr. Jean-Claude E. Gehret
President and Chief Executive Officer
E C Consulting International, Inc.
Im Aeschfeld 12
CH-4147 Aesch, Switzerland

>   **Re: E C Consulting International, Inc.**
>   **Amendment No. 2 to Form S-1**
>   **Filed October 9, 2012**
>   **File No. 333-183011**

Dear Dr. Gehret:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 16

1.   We note your response to comment 4 of our letter dated October 1, 2012 and we reissue our prior comment in part. We note you indicate that you will apply the proceeds from the offering to pay accounting fees, legal and professional fees associated with the offering. Please revise this section to include the approximate amount of net proceeds intended to be used for each purpose. Please refer to Item 504 of Regulation S-K.

Management's Discussion and Analysis…, page 22

2.   We note your response to comment 8 of our letter dated October 1, 2012 in which you have revised your disclosure on page 22 to indicate that you "increasingly subcontract with other seminar providers." Please revise your disclosure to identify the seminar providers that you have contracted with.

Operations, page 22

3.　　　We note your response to comment 6 of our letter dated October 1, 2012 and we reissue our prior comment. We direct your attention to the second paragraph on page 24 which refers to your one customer. Please revise to identify this one customer, add a risk factor regarding your dependence on such customer and explain to us why you have provided a list of extensive customers on page 27. Please also consider removing any customers from whom you no longer receive revenues.

Business, page 25

4.　　　We note your response to comment 9 of our letter dated October 1, 2012 and we reissue our prior comment in part. Please expand your disclosure to discuss the regulations applicable to companies based in Switzerland.

Summary Executive Compensation Table, page 31

5.　　　We note your response to comment 12 of our letter dated October 1, 2012 and we reissue our prior comment in part. We note you indicate in your Summary Executive Compensation Table that Dr. Gehret received "other compensation" of $44,942 and $73,638 in 2011 and 2012, respectively. In the narrative following the Table, please revise your disclosure to explain in greater detail how the amounts were determined. Please refer to Items 402(m)(1) and 402(o)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc: Frank J. Hariton
        Via E-mail